SI 15026832 MMISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
DEC 03 2015
Washington DC
404

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 30725

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2014 (MM/DD/YY) AND ENDING 09/30/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PHILIP J. GREENBLATT SECURITIES, LTD.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1955 Raymond Drive, Suite 111
(No. and Street)

Northbrook (City) Illinois (State) 60062 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Philip J. Greenblatt (847) 205-9666
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edward Richardson Jr., CPA
(Name – *if individual, state last, first, middle name*)

15565 Northland Dr. Suite 508 West Southfield, MI 48075
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

RECEIVED
2015 DEC -3 AM 11:42
SEC / MR

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Philip J. Greenblatt, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Philip J. Greenblatt Securities, Ltd., as of September 30, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

[signature]
Signature

President
Title

[signature]
Notary Public

SHERI ANN GREENBLATT
OFFICIAL SEAL
Notary Public - State of Illinois
My Commission Expires
March 28, 2016

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Philip J. Greenblatt Securities, Ltd.

Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

For the Year-Ended September 30, 2015

Contents

Edward Richardson Jr., CPA
15565 Northland Dr W Ste 508
Southfield, MI 48075
248-559-4514

Independent Auditor's Report

Board of Directors
Philip J. Greenblatt Securities, Ltd.
1955 Raymond Drive
Northbrook, IL 60062

Report on the Financial Statements

I have audited the accompanying statement of financial condition of Philip J. Greenblatt Securities, Ltd. as of September 30, 2015 and the related statements of income, changes in stockholder's equity, changes in liabilities to claims of general creditors, and cash flows for the year ended. These financial statements are the responsibility of Philip J. Greenblatt Securities, Ltd. management. My responsibility is to express an opinion on these financial statements based on my audit.

Auditor's Responsibility

I conducted this audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Philip J. Greenblatt Securities, Ltd. as of September 30, 2015, and results of its operations and its cash flows to the year then ended in conformity with accounting principles generally accepted in the United States.

Other Matters

The Supplemental Information has been subjected to audit procedures performed with audit of Philip J. Greenblatt Securities, Ltd. financial statements. Supplemental Information is the responsibility of Philip J. Greenblatt Securities, Ltd.'s management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with the standards of the Public Company Accounting Oversight Board United States. In my opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Edward Richardson Jr. CPA

Edward Richardson Jr., CPA
Southfield, MI. 48075
November 20, 2015

Philip J. Greenblatt Securities, Ltd.
Financial Statements
Statement of Financial Condition
As of and for the Year-Ended September 30, 2015

BALANCE SHEET

ASSETS

CURRENT ASSETS	
Cash In Bank	$ 20,883.68
Investments	107,993.25
Accounts Receivable	164.50
Prepaid Insurance	106.23
Total Current Assets	129,147.66
PROPERTY AND EQUIPMENT	
OTHER ASSETS	
Refundable Income Tax	750.00
Refundable Income Tax - State	575.00
Total Other Assets	1,325.00
TOTAL ASSETS	$ 130,472.66

The accompanying notes are an integral part of these financial statements.

Philip J. Greenblatt Securities, Ltd.
Financial Statements
Statement of Financial Condition
As of and for the Year-Ended September 30, 2015

BALANCE SHEET

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES	
Accrued Liabilities	$ 1,500.00
Total Current Liabilities	1,500.00
LONG-TERM LIABILITIES	
Total Liabilities	1,500.00
STOCKHOLDERS' EQUITY	
Capital Stock, par value, $1 per share. 100,000 shares authorized, 1,000 shares issued and outstanding	1,000.00
Retained Earnings	67,259.41
Acc. Other Comprehensive Income	60,713.25
	128,972.66
Total Stockholders' Equity	128,972.66
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 130,472.66

The accompanying notes are an integral part of these financial statements.

Philip J. Greenblatt Securities, Ltd.

Financial Statements

Statement of Operations

As of and for the Year-Ended September 30, 2015

STATEMENT OF INCOME

12 Months Ended
September 30, 2015

Revenues		
Commissions Earned	$	61,854.30
Interest Income		0.28
Dividend Income		1,620.00
Miscellaneous Income		12.00
Unrealized Gain (Loss)		22,092.75
Total Revenues		85,579.33
Operating Expenses		
Employee compensation and benefits		26,223.41
Insurance		425.01
Management fees		19,800.00
Occupancy		6,600.00
Office expense		2,400.00
Other expense		65.00
Professional services		4,050.00
Regulatory fees		2,139.33
Total Operating Expenses		61,702.75
Net Income (Loss)	$	23,876.58

The accompanying notes are an integral part of these financial statements.

Philip J. Greenblatt Securities, Ltd.

Financial Statements

Statement of Operations

As of and for the Year-Ended September 30, 2015

STATEMENT OF RETAINED EARNINGS

12 Months Ended
September 30, 2015

Beginning of Period	$	43,382.83
Plus: Net Income		23,876.58
Less: Dividends Paid		0.00
RETAINED EARNINGS END OF PERIOD	$	67,259.41

The accompanying notes are an integral part of these financial statements.

Philip J. Greenblatt Securities, Ltd.

Financial Statements

Statement of Cash Flows

As of and for the Year-Ended September 30, 2015

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (Loss)	$	23,876.58
Adjustments to reconcile Net Income (Loss) to net Cash provided by (used in) operating activities:		
Losses (Gains) on sales of Fixed Assets		0.00
Decrease (Increase) in Operating Assets		
Investments		(22,092.75)
Accounts Receivable		2,958.42
Other		425.01
Increase (Decrease) in Operating Liabilities:		
Accrued Liabilities		0.00
Total Adjustments		(18,709.32)
Net Cash Provided By (Used In) Operating Activities		5,167.26
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds From Sale of Fixed Assets		0.00
Net Cash Provided By (Used In) Investing Activities		0.00
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds From Sale of Stock		0.00
Treasury Stock		0.00
Net Cash Provided By (Used In) Financing Activities		0.00
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		5,167,26
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD		15,716.42
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$	20,883.68

The accompanying notes are an integral part of these financial statements.

Philip J Greenblatt Securities, Ltd.

Financial Statements

Statement of Changes in Ownership Equity

As of and for the Year-Ended September 30, 2015

	Common Stock		Paid-in Capital		Accumulated Other Comprehensive Income	Retained Earnings	Total Stockholder's Equity
	Shares	Amount	Shares	Amount	Amount	Amount	Amount
Balance at October 1, 2014	-	$ 1,000	-	$ -	$ -	$ 43,383	$ 44,383
Net Income	-	-	-	-	-	23,877	23,877
Capital Transactions	-	-	-	-	-	-	-
Prior Period Adjustments	-	-	-	-	-	-	-
Acc. Other Comprehensive Income	-	-	-	-	60,713	-	60,713
Balance at September 30, 2015	$ -	$ 1,000	$ -	-	$ 60,713	$ 67,260	$ 128,973

The accompanying notes are an integral part of these financial statements.

Philip J. Greenblatt Securities, Ltd.
Financial Statements
Statement of Changes in Subordinated Liabilities
As of and for the Year-Ended September 30, 2015

Balance of such claims at October 1, 2014	$ -
Additions	-
Reductions	-
Balance of such claims at September 30, 2015	$ -

The accompanying notes are an integral part of these financial statements.

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

The Company was incorporated on October 4, 1983 in the State of Illinois. The Company was incorporated as a "C" corporation.

Description of Business

The Company, located in Northbrook, Illinois, is a broker and dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of FINRA. Philip J. Greenblatt Securities, Ltd, (the Company), acts as agent for customers with respect to the purchase, sale and redemption of redeemable shares of registered investment companies and limited partnerships. In June, 2002, the Company became registered as a Municipal Securities Dealer with the MSRB in order to sell Section 529 College Savings Plans and has limited their sales activities to the sale of Section 529 College Savings Plans.

Basis of Accounting

The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable – Recognition of Bad Debt

The Corporation considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

Commission revenues are recorded by the Company when the service is rendered.

Income taxes

The Company is recognized as a C Corporation for Federal tax purposes.

The Company has adopted the provisions of ASC Topic 605, "Accounting for Uncertainty in Income Taxes". Benefit from tax positions are recognized in the financial statements only when it is more likely than not that the tax position will be sustained upon examination by the appropriate taxing authority that would have full knowledge of all relevant information. Recognized income tax positions are measured at the largest amount that has a greater than 50% likelihood of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

Based on its current evaluation the Company has concluded that there are no significant tax positions requiring recognition in the Company's financial statements.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent

assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at amounts that approximate fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of Comprehensive Income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sales

securities and foreign currency translation adjustment among others. During the year ended September 30, 2015, the Company did not have any components of Comprehensive Income to report.

<u>Concentrations</u>

The Company has revenue concentrations; the company specializes in sales of securities.

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

There were no material inadequacies in the amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealer's corresponding Part IIA of the FOCUS report required under Rule 15c3-1.

NOTE C – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c-3-3(k)(2)(1).

NOTE D – RELATED PARTY TRANSACTIONS

The Company is 100% owned by Philip J. Greenblatt who is the sole director for Philip J. Greenblatt CPA Ltd. On February 23, 2004, Philip J. Greenblatt Securities, Ltd entered into an agreement with Philip J. Greenblatt CPA Ltd that the Company will pay 15% of gross commissions for a management fee, 10% of gross commissions for office expenses, and 15% gross commissions for rent expense (less a fixed fee of $350 per month). On September 1, 2012 the agreement was amended and the Company will pay a flat fee of $1,650 per month.

At September 30, 2015 the Company paid Philip J. Greenblatt CPA Ltd. $19,800 of expenses.

NOTE E – STATEMENT OF EXEMPTION OF RESERVE REQUIREMENT

The Company is subject to the Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum Net Capital. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintains minimum Net Capital pursuant to a fixed dollar

amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not therefore calculate it's net capital requirement under the alternative reserve requirement method.

NOTE F – OTHER COMMITMENTS AND CONTINGENCIES

The Company does not have and never had any commitments, guarantees, or contingencies (arbitrations, lawsuits, claims, etc.) that may result in a loss or future obligation or that may be asserted against the firm at a future date.

NOTE G – FAIR VALUE MEASUREMENTS

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between participants at the measurement date (i.e., an exit price). The guidance includes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

> *Level 1* – Quoted, active market prices for identical assets or liabilities. Level 1 also includes U.S. Treasury and federal agency securities and federal agency mortgage-backed securities, which are traded by dealers or brokers in active markets. Valuation is obtained from readily available pricing sources for market transactions involving identical assets or liabilities. The Company did have Level 1 assets.

> *Level 2* – Observable inputs other than Level 1, such as quoted market prices for similar assets or liabilities, quoted for identical or similar assets in inactive markets, and model derived valuations in which all significant inputs are observable in active markets. The Company did not have any Level 2 assets or liabilities.

> *Level 3* – Valuation techniques in which one or more significant inputs are observable in the marketable. The company did not have any Level 3 assets or liabilities.

Fair values of assets measured on a recurring basis at September 30, 2015 are as follows:

PHILIP J GREENBLATT SECURITIES, LTD

NOTES TO FINANCIAL STATEMENTS

September 30, 2015

	Fair value at Reporting Date Using	
	Fair Value	Quoted Price in Active markets for Identical Assets (Level 1)
September 30, 2015		
Investments	$ 0	$ 0
Marketable Securities	107,993	107,993
Total	$ 107,993	$ 107,993

Fair values for short-term investments and long-term investments are determined by reference to quoted market prices and other relevant information generated by market transactions. The income reported from these investments was dividend income of $1,620.

The carrying amounts reflected in the balance sheet for cash, money market funds, and marketable securities approximate the respective fair values due to the short maturities of those instruments. Available-for-sale marketable securities are recorded at fair value in the balance sheet. A comparison of the carrying value of those financial instruments is as follows:

	Fair value at Reporting Date Using	
	Carrying Value	Fair Value
September 30, 2015		
Investments	$ 0	$ 0
Marketable Securities	107,993	107,993
Total	$ 107,993	$ 107,993

PHILIP J GREENBLATT SECURITIES, LTD

NOTES TO FINANCIAL STATEMENTS

September 30, 2015

NOTE H – EMPLOYEE BENEFIT PLAN

The Company has 401(k) Profit Sharing Plan and Trust ("The Plan") to provide for retirement and incidental benefits for its employees. Employees may contribute a portion of their annual compensations to the Plan, limited to a maximum annual dollar amount as set periodically by the Internal Revenue Service. Employer contributions to the plan are discretionary as determined by the board of directors. There was $10,000 in Company matching or discretionary contributions during the year ended September 30, 2015.

NOTE I – SIPC RECONCILIATION

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion-from-membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenues, they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

NOTE J – OCCUPANCY COST AND RENTAL INCOME

The Company leases its office spaces under an operating lease for a term for two years:

Commencing December 1, 2015 through November 30, 2017 for $550.00 per month base rent.

Future lease payments are as follows:

For the year ending September 30,	Amount
2016	6,600
2017	6,600
	$ 13,200

For the year ended September 30, 2015, occupancy costs were $6,600.00.

PHILIP J GREENBLATT SECURITIES, LTD

NOTES TO FINANCIAL STATEMENTS

September 30, 2015

NOTE K - SUBSEQUENT EVENT

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through November 20, 2015, which is the date the financial statement were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Philip J. Greenblatt Securities, Ltd.
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended September 30, 2015

Computation of Net Capital

Stockholder's Equity		$ 128,973.00
Non-Allowable Assets		
Property and equipment	0.00	
Other Assets	1,431.00	(1,431.00)
Other Charges		
Haircuts	16,199.00	
Undue Concentration	10,286.00	(26,485.00)
Net Allowable Capital		$101,057.00

Computation of Basic Net Capital Requirement

Minimum Net Capital Required as a Percentage of Aggregate Indebtedness	$ 100.00
Minimum Dollar Net capital Requirement of Reporting Broker or Dealer	$ 5,000.00
Net Capital Requirement	$ 5,000.00
Excess Net Capital	$ 96,057.00

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 1,500.00
Percentage of Aggregate Indebtedness to Net Capital	1.48 %

Reconciliation of the Computation of Net Capital Under Rule 15c3-1

Computation of Net Capital reported on FOCUS IIA as of September 30, 2015	$ 101,057.00
Adjustments	
Change in Equity (Adjustments)	0.00
Change in Non-Allowable Assets	(0.00)
Change in Haircuts	0.00
Change in Undue Concentration	(0.00)
NCC per Audit	$ 101,057.00
Reconciled Difference	$ (0.00)

See accountant's audit report

Philip J. Greenblatt Securities, Ltd.
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934

As of and for the Year-Ended September 30, 2015

Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15 to 1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At September 30, 2015, the Company had net capital of $101,057 which was $96,057 in excess of its required net capital of $5,000.00. The Company's net capital ratio was 1.48%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method.

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEA Rule 15c3-3(k)(2)(i).

Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements contained within the audit report of the Computation of Minimum Net Capital Requirement as reported in the Supplemental Schedules contained within the audit report or the filed Financial and Operational Combined Uniform Single Report filed pursuant to SEA Rule 15c3-1. The firm is exempt from 15c3-3; it does not maintain customer funds or securities and therefore does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

Statement Related to SIPC Reconciliation

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion from membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenue they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

Philip J. Greenblatt Securities, Ltd.
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934

As of and for the Year-Ended September 30, 2015

Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

REPORT ON BROKER DEALER EXEMPTION

For the year ended September 30, 2015

See accountant's audit report

EDWARD RICHARDSON, JR., C.P.A.

CERTIFIED PUBLIC ACCOUNTANT
15565 Northland Drive, Suite 508 West
Southfield, Michigan 48075

MEMBER:
MICHIGAN ASSOCIATION OF CPAs
AMERICAN INSTITUTE OF CPAs

(248) 559-4514
Fax: (248) 559-0015

November 20, 2015

Board of Directors

Philip J. Greenblatt Securities, Ltd

1955 Raymond Drive,

Suite 111

Northbrook, IL 60062

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

I have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which (1) Philip J. Greenblatt Securities, Ltd identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Philip J. Greenblatt Securities, Ltd. claimed an exemption from 17 C.F.R. § 15c3-3(k)(2)(i), and (2) Philip J. Greenblatt Securities, Ltd. stated that Philip J. Greenblatt Securities, Ltd. met the identified exemption provisions throughout the most recent fiscal year without exception. Philip J. Greenblatt Securities, Ltd.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Philip J. Greenblatt Securities, Ltd.'s compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I'm not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Edward Richardson, Jr. CPA

Edward Richardson, Jr., CPA

See accountant's audit report

PHILIP J. GREENBLATT SECURITIES, LTD.
MEMBER, FINRA & SIPC
1955 RAYMOND DRIVE, SUITE 111
NORTHBROOK, IL 60062-6732
TELEPHONE (847) 205-9666
FAX (847) 559-0138

November 20, 2015

Edward Richardson, Jr. CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

RE: Exemption Statement Rule 15c3-3 (k) (2) (i) for FYE September 30, 2015

Dear Edward,

Please be advised that Philip J. Greenblatt Securities, Ltd has complied with Exemption Rule 15c3-3 (k) (2) (i), for the period of October 1, 2014 through September 30, 2015. Philip J. Greenblatt Securities, Ltd did not hold customer securities or funds at any time during this period and does business on a limited basis (redeemable shares of registered investment companies and limited partnerships). Philip J. Greenblatt Securities, Ltd.'s past business has been of similar nature since its inception in October of 1983.

Philip J. Greenblatt, the president of Philip J. Greenblatt Securities, Ltd has made available to Edward Richardson all records and information including all communications from regulatory agencies received through the date of this review September 30, 2015.

Philip J. Greenblatt has been responsible for compliance with the exemption provision throughout the fiscal year. Also, there were not any know events or other factors that might have affected Philip J. Greenblatt Securities, Ltd.'s compliance with this exemption.

If you would like additional information or have any questions, feel free to call me directly at (847) 205-9666 x25.

Very truly yours,

Philip J. Greenblatt Securities, Ltd.

Philip J. Greenblatt
President